FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of March, 2001
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

           Form 20-F   X                        Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes ___                              No   X

This Form 6-K consists of:

A press release issued by Vasogen Inc. on March 15, 2001, entitled: "Vasogen Announces Year-End Results for 2000."


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VASOGEN INC.


                                        By   /s/ Christopher Waddick
                                          -------------------------------------
                                        (Name: Christopher  Waddick)
                                        (Title:  Vice-President, Finance & CFO)




Date: March 15, 2001

Vasogen Inc.

Contacts:

Glenn Neumann, Director of Investor Relations             Justin Jackson (Media)
2155 Dunwin Drive                                     Raj Punwaney, M.D., M.B.A.
Mississauga, ON, Canada L5L 4M1                                      (Investors)
tel: (905) 569-2265   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                   Vasogen Announces Year-End Results for 2000

Toronto, Ontario (March 15, 2001) - - Vasogen Inc. (TSE: VAS; AMEX: MEW), a developer of proprietary immune modulation therapies for the treatment of cardiovascular, autoimmune and other inflammatory diseases, today reported the results of operations for the fiscal year ended November 30, 2000. All amounts referenced herein are in Canadian dollars.

The Company incurred a net loss for the year of $10.0 million, or $0.24 per common share, compared with a net loss of $7.9 million, or $0.25 per common share the previous year. This increase was a result of accelerated research and development activities and the added corporate costs associated with supporting these activities. Research and development expenditures rose by 31% to $6.1 million in 2000 from $4.7 million in 1999. The Company maintained its policy of expensing all research and development costs.

General and administrative expenditures were $5.2 million in 2000, compared to $3.6 million in 1999. This increase reflects higher spending in the areas of both business and corporate development as the Company advances its commercial development programs, as well as greater administrative expenditures to support research activities. Interest income totaled $1.3 million in 2000, compared with $0.3 million in 1999. Interest income was higher in 2000 due to an increased balance of cash and marketable securities.

At November 30, 2000, the Company had cash, cash equivalents and marketable securities held to maturity totaling $41.6 million, compared to $8.6 million in 1999. This increase resulted from the completion of two equity financings that generated gross proceeds of $35.6 million, and $9.0 million from the exercise of options and warrants. The total number of common shares outstanding at year-end was 44.7 million.

Highlights

Over the past year, Vasogen achieved important clinical and scientific milestones. The applications currently in clinical trials illustrate the depth of the Company's product pipeline - and the commercial potential of its platform technology. Clinical development programs are advancing in six major disease categories, including peripheral vascular disease, congestive heart failure, ischemia/reperfusion injury associated with major vascular surgery, psoriasis, chronic lymphocytic leukemia, and graft-versus-host disease. In achieving this development status, Vasogen has demonstrated the ability to rapidly convert scientific discovery into clinical development.

"This has been an outstanding year of progress for our Company. In addition to the indications currently in clinical development, our basic research program continues to generate new possibilities for growth," said David Elsley, President and CEO of Vasogen. "Research results have shown that immune modulation therapy provides its beneficial effects by altering the fundamental balance between pro-inflammatory and anti-inflammatory events. This important finding opens the door to a wide range of new disease targets. Building on the strongest financial

                                    - more -

                                                     ...page 2, March 14, 2001

position in the Company's history, we look forward to continuing to advance the commercial development of our immune modulation therapy for the broad spectrum of cancer, cardiovascular, autoimmune and other disorders characterized by immune system dysfunction."

The success of the Company's therapeutic approach to regulating destructive inflammation was further supported by positive results from the clinical program in peripheral vascular disease (PVD), a condition that afflicts 20 million people in North America and Europe, costs the U.S. healthcare system $12 billion annually, and leads to over 200,000 limb amputations each year. Vasogen's immune modulation therapy provided a significant clinical improvement in PVD patients with therapeutic benefits that were long lasting and effective in advanced disease, with no significant adverse side effects. These results compare very favorably with the current therapies for PVD, reinforcing the Company's commitment to making immune modulation therapy the treatment of choice for this debilitating disease. The Company is now planning the launch of a U.S. multi-center clinical trial in PVD in support of regulatory approval.

The Company's clinical development program in the U.S. is currently targeting congestive heart failure (CHF) and the inflammatory damage associated with major vascular surgery. CHF is a progressive and often fatal cardiac condition affecting millions of people in North America. The clinical trial of immune modulation therapy in CHF is progressing at The Cleveland Clinic Foundation, Baylor College of Medicine, and the Texas Heart Institute. Also in progress at Baylor College of Medicine is the Company's clinical trial designed to demonstrate the effectiveness of immune modulation therapy in protecting vital organs during major vascular surgery. Successful completion of these trials, slated for the second half of 2001, would position the Company to enter U.S. multi-center clinical trials of immune modulation therapy in two additional key areas of cardiovascular disease.

Clinical development of the autoimmune disease psoriasis has yielded very encouraging results. The social stigma associated with psoriasis leads hundreds of thousands of patients with advanced disease to resort to aggressive immunosuppressive and cytotoxic therapies in an effort to control their disease. The initial placebo-controlled, double-blind clinical trial of immune modulation therapy in psoriasis produced positive clinical responses and an excellent safety profile. These results not only reaffirmed the Company's commitment to this important clinical area, they enabled the Company to advance to a multi-center dose optimization trial, now underway, which is expected to position Vasogen to initiate a pivotal study by the end of 2001.

The application of immune modulation technology in the area of leukemia took on added significance over the past year. Vasogen's most advanced leukemia application targets the prevention of graft-versus-host disease (GvHD), a potentially life-threatening complication associated with bone marrow transplantation used in the treatment of leukemias and lymphomas. The Company's clinical trial, underway at the Princess Margaret Hospital/Ontario Cancer Institute, Toronto, is exploring the role of its cell processing technology in this extremely important, yet poorly served area of medicine. Preventing GvHD would allow thousands of additional leukemia patients to receive life-saving bone marrow transplants each year.

A second application in leukemia focused on the treatment of chronic lymphocytic leukemia (CLL) is now positioned to enter the clinic at the University of Toronto. CLL is the most pervasive adult form of leukemia and is usually characterized by the proliferation of malignant B-lymphocytes in the blood. Given that the malignant B-lymphocytes involved in CLL appear to have escaped normal immune regulation, Vasogen immune modulation therapy is expected to provide a clinical benefit in this condition.

Fundamental research conducted over the past year has shown that Vasogen's immune modulation therapy down-regulates a number of important disease promoting inflammatory cytokines, while disease-modifying anti-inflammatory cytokines are significantly up-regulated. These data suggest that Vasogen's immune modulation therapy may also be beneficial in diseases of the brain in which there is inflammatory damage of the brain cells. If these findings are confirmed, neurodegenerative disorders, such as multiple sclerosis, would become candidates for clinical development.

                                    - more -

                                                     ...page 3, March 14, 2001


The Company continues to follow a strategy of maximizing the value of scientific and medical discoveries through comprehensive intellectual property protection. During the year, numerous patent applications were filed in the United States and other major jurisdictions. The Company was awarded additional patents covering the prevention and treatment of several medical conditions.

Vasogen's corporate development over the past year has been marked by the addition of industry leaders to the ranks of senior management, the Board of Directors, and the Scientific Advisory Board. With an increased focus on commercialization initiatives, Ms. Tamar Howson was appointed as Director of Business Development and Mr. Robert Hirons was appointed Director of Intellectual Property. Mr. Bernard Lim was appointed Vice-President, Technology, responsible for directing all product development, manufacturing and quality assurance processes. Dr. Clive Ward-Able was named as Vice-President of Research and Development, responsible for overseeing all clinical and pre-clinical research activities for the Company.

Mr. Andre Berard, Chairman and CEO of the National Bank of Canada was appointed to the Board of Directors. Finally, as Vasogen's Scientific Advisory Board (SAB) continues to guide the research and clinical development of the Company, and reflecting the broadening scope of applications for immune modulation therapy, several leading experts in the areas of cancer, cardiovascular and autoimmune disease, regulatory affairs and immunology were appointed to the SAB.

The following financial data are derived from the Company's audited financial statements:

Consolidated Balance Sheets
(In thousands of Canadian dollars)
as at November 30

----------------------------------------------------------------------------------------------------
                                                                   2000              1999
----------------------------------------------------------------------------------------------------

Assets

Current assets:
     Cash and cash equivalents                                 $     2,327        $   1,031
     Marketable securities                                          27,999            6,837
     Prepaid expenses and other receivables                          1,177              562
----------------------------------------------------------------------------------------------------
                                                                    31,503            8,430

Marketable securities                                               11,313              739

Capital assets                                                         432              299
Less accumulated amortization                                          180              106
----------------------------------------------------------------------------------------------------
                                                                       252              193

Acquired technology                                                  4,081            4,081
Less accumulated amortization                                        2,309            2,056
----------------------------------------------------------------------------------------------------
                                                                     1,772            2,025
----------------------------------------------------------------------------------------------------
                                                               $    44,840        $  11,387
----------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                  $     1,326        $     945
Shareholders' equity:
     Share capital                                                  90,785           47,752
     Deficit accumulated during the development stage              (47,271)         (37,310)
----------------------------------------------------------------------------------------------------
                                                                    43,514           10,442

----------------------------------------------------------------------------------------------------
                                                               $    44,840        $  11,387
----------------------------------------------------------------------------------------------------

                                    - more -

                                                       ...page 4, March 14, 2001

Consolidated  Statements  of  Operations  and Deficit
(In  thousands of Canadian dollars except per share amounts)
For the periods ending November 30

-------------------------------------------------------------------------------
                                              2000                 1999
-------------------------------------------------------------------------------

Expenses:
     Research and development             $      6,108         $      4,672
     General and administration                  5,156                3,554
-------------------------------------------------------------------------------

Loss before the undernoted                     (11,264)              (8,226)

Investment income                                1,303                  311
-------------------------------------------------------------------------------

Loss for the period                             (9,961)              (7,915)

Deficit, beginning of period                   (37,310)             (29,395)

-------------------------------------------------------------------------------
Deficit, end of period                    $    (47,271)        $    (37,310)
-------------------------------------------------------------------------------

Basic and diluted loss per share          $      (0.24)        $      (0.25)
-------------------------------------------------------------------------------


  Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases.
       These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.